[LOGO]Celanese


                                  Celanese AG          Frankfurter Str. 111
                                  Investor Relations   D-61476 Kronberg
Investor Information
                                                       Todd Elliott
                                                        Phone: +49 69 305 83199
                                                        Fax: +49 69 305 83195
                                                        T.Elliott@Celanese.com

May 13, 2004 - Report on the first quarter 2004        Andrea Stine
                                                        Phone: +1 908 522 7784
                                                        Fax: +1 908 522 7583
                                                        A.Stine@Celanese.com

Celanese's net earnings increase, operating            Oliver Stratmann
profit declines                                         Phone: +49 69 305 4139
                                                        Fax: +49 69 305 83195
                                                        O.Stratmann@Celanese.com

o     Volumes increase in all businesses

o Operating profit decreases on higher raw material costs, charges related to the Blackstone tender offer and stock appreciation rights

o     Earnings per share increases to E1.09 due to discontinued operations


Dear Shareholder,

      In the first quarter of 2004, all of Celanese's businesses experienced strong volume growth compared to the same quarter last year. We benefited from stepped up activity in some of our markets, such as electrical/electronics, new applications for our technical polymers and food ingredients, and tight supply conditions in the acetyl products markets. Operating profit declined, however, due to higher raw material and energy costs, special charges, the absence of income from stock appreciation rights and unfavorable currency effects.

      As a result of these factors, earnings from continuing operations were E35 million, or E0.71 per share, compared to E58 million, or E1.16 per share, in the comparable period in 2003. Net earnings increased to E54 million, or E1.09 per share, from E50 million, or E1.00 per share, due to earnings of E19 million from discontinued operations resulting mainly from the sale of the acrylates business.

      Operating profit declined to E28 million from E66 million in the same quarter last year.

Page: 2 of 22                                                     [LOGO]Celanese
Date: May 13, 2004


Costs for most raw materials, especially natural gas, rose during the quarter. Price increases in the Chemical Products segment were offset by decreases in the other segments. We recorded E22 million of special charges largely relating to fees for advisory services associated with the tender offer by a subsidiary of The Blackstone Group ("Blackstone"). Operating profit in the first quarter of 2003 benefited from E17 million of income associated with stock appreciation rights.

      Net sales decreased 6% to E995 million due to unfavorable currency effects, resulting mainly from the stronger euro versus the U.S. dollar and the transfer of the European oxo business to a joint venture in the fourth quarter of 2003. These factors more than offset the volume increases, which were particularly strong in our Acetate Products and Technical Polymers Ticona segments.

      Earnings from continuing operations before tax and minority interests declined to E50 million from E87 million in the same period last year due to lower operating profit.

      Trade working capital increased by 12% to E577 million from E513 million in the fourth quarter last year. The increase is largely the result of higher trade receivables resulting from stronger sales during the first quarter of 2004 compared to the fourth quarter of 2003. Inventory remained relatively flat and trade payables increased slightly.

      In the first quarter, we completed the divestiture of the acrylates business to The Dow Chemical Company ("Dow"). Having started with the organizational redesign of the Ticona business, we have extended our review to include our Chemical Products segment as well as the Corporate and Shared Services organizations and expect to incur expenses relating to these optimization efforts later this year.

      Chief Executive Officer Claudio Sonder announced his intention to retire when his contract expires at the end of October. David Weidman, vice chairman and chief operating officer, was named to succeed him. Perry Premdas, chief financial officer, announced his plans to leave the company when his contract expires at the end of October. A search is underway for his successor.

      In response to greater demand for Ticona's technical polymers, we announced two projects to expand manufacturing capacity. Ticona plans to increase production of polyacetal in North America by about 20%, raising total capacity to 102,000 tons per year at our Bishop, Texas facility by the end of 2004. Fortron Industries, a joint venture of Ticona and Kureha Chemicals Industries, plans to increase the capacity of its Fortron(R) polyphenylene sulfide plant in Wilmington, North Carolina, by 25 percent by the end of 2005. In Chemical Products, site preparation and procurement activities related to the construction of the acetic acid plant in Nanjing, China continue, with anticipated start-up in 2006.

      Celanese entered a new phase in April with the completion of Blackstone's tender offer.

Page: 3 of 22                                                     [LOGO]Celanese
Date: May 13, 2004


The tender offer was accepted by shareholders owning 84.32% of the company's outstanding shares (excluding treasury shares). With Blackstone's support, Celanese will have greater resources to pursue its growth and productivity strategies.

      As a result of the new shareholder structure, the shareholder representatives of Celanese's Supervisory Board resigned and a new slate of shareholder representatives has been nominated for shareholder approval at the annual general meeting on June 15. In reaction to substantially decreased trading volumes on the New York Stock Exchange ("NYSE"), the company submitted filings with the NYSE and the U.S. Securities and Exchange Commission necessary to de-list the company's shares from the exchange. The trading of the company's shares on the NYSE is expected to cease in the second quarter of 2004.

      We began the process of entering into a domination and profit and loss transfer agreement with Blackstone. This agreement will allow Blackstone to control the management and share in the profits and losses of Celanese. This agreement will provide for minority shareholders to receive a fixed guaranteed dividend or fair cash compensation for their shares as determined according to German law. The agreement is subject to approval by Celanese's Supervisory Board and the affirmative vote of at least 75% of the share capital represented at an extraordinary shareholders' meeting of Celanese, expected to convene in the third quarter of 2004.

      As a result of the completion of the tender offer, certain of our available sources of liquidity were terminated and replaced with alternative financing arranged by Blackstone. The new financing structure will lead to higher levels of borrowings and interest costs in the second half of 2004. The tender offer may have a material adverse effect on Celanese's ability to realize the benefit associated with its U.S. federal net operating loss carryforward deferred tax asset. At this time, we are unable to determine what effect this limitation would have on the deferred tax assets attributable to this carryforward and the company's effective tax rate.

Page: 4 of 22                                                     [LOGO]Celanese
Date: May 13, 2004


      Basis of Presentation

      Resegmentation: In the fourth quarter of 2003, Celanese realigned its business segments to reflect a change in how the company manages the business and assesses performance. This change resulted from recent transactions, including divestitures and the formation of a joint venture. A new segment, Chemical Products, has been introduced and consists primarily of the former Acetyl Products and Chemical Intermediates segments. In addition, legacy pension and other postretirement expenses associated with previously divested Hoechst businesses are reflected as part of Other Activities. Historically, these costs were allocated to the business segments. Prior year amounts have been reclassified to conform to the current year presentation.

      On October 1, 2003, Celanese and Degussa AG completed the combination of their European oxo businesses. Celanese contributed net assets with a carrying value of E10 million for a 50% interest in the joint venture. Celanese has accounted for its ownership interest using the equity method.

      Discontinued Operations: Celanese divested its nylon business (formerly in the Ticona segment) in the fourth quarter of 2003 and the acrylates business (formerly in the Chemical Intermediates segment) in the first quarter of 2004. The results of these divested businesses are reflected in the consolidated balance sheets, statements of operations and statements of cash flows as discontinued operations.

      Celanese adopted Statement of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations, on January 1, 2003. The Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. The liability is measured at the discounted fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. On January 1, 2003, Celanese recognized transition amounts for existing asset retirement obligation liabilities, associated capitalized costs and accumulated depreciation. An after-tax transition charge of E1 million was recorded as the cumulative effect of changes in accounting principles. The ongoing expense on an annual basis resulting from the initial adoption of SFAS No. 143 is not material.

      In January 2003, and subsequently revised in December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 46, Consolidation of Variable Interest Entities and FIN No. 46 Revised (collectively "FIN 46"). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidation of Financial Statements" requiring the consolidation of certain variable interest entities ("VIEs"), which are defined in FIN 46 as entities having equity that is not sufficient to permit the entity to finance its activities without additional financial support; or, whose equity holders lack certain characteristics of a controlling financial interest. The company deemed to be primary beneficiary is required to consolidate the VIE. At December 31, 2003, Celanese recorded E35 million of additional assets and liabilities from the consolidation of a special purpose entity associated with an operating lease. The consolidation of this entity did not have a material impact on Celanese's results of operations and cash flows for the first quarter of 2004.

Page: 5 of 22                                                     [LOGO]Celanese
Date: May 13, 2004


      Results Unaudited: The results presented in this release, together with the adjustments made to present the results on a comparable basis, have not been audited, are based on internal financial data furnished to management. Quarterly results should not be taken as an indication of the results of operations to be reported by Celanese for any subsequent period or for the full fiscal year.

      Reconciliation of Non-GAAP Measures: In an effort to provide investors with additional information regarding the company's results as determined by GAAP, Celanese also discloses trade working capital and net debt, which are non-GAAP financial measures. Trade working capital is a measure representing cash employed in trade receivables, inventory and trade payables directly associated with operations. Net debt is a measure of borrowings net of cash and cash equivalents. Trade working capital and net debt are defined, using the appropriate GAAP figures, as presented under Financial Highlights. The most directly comparable financial measures presented in accordance with GAAP in our financial statements for trade working capital and net debt are the working capital components and total debt, respectively.

Page: 6 of 22                                                     [LOGO]Celanese
Date: May 13, 2004

Financial Highlights(1)


Statement of Operations Data:
                                                                                        Chg.
in E millions                                            Q1 2004       Q1 2003          in %
--------------------------------------------------------------------------------------------
Net sales                                                    995         1,060           -6
Special charges                                              (22)           (1)        >100
Operating profit                                              28            66          -58
Earnings from continuing operations before tax
 and minority interests                                       50            87          -43
Earnings from continuing operations                           35            58          -40
Earnings (loss) from discontinued operations                  19            (7)        n.m.
Net earnings                                                  54            50            8

Diluted earnings per share (EPS in E)(2):
  Earnings from continuing operations                       0.71          1.16          -39
  Earnings (loss) from discontinued operations              0.38         (0.14)        n.m.
  Net earnings                                              1.09          1.00            9
Diluted average shares outstanding (thousands)            49,712        49,817            0
------------------------------------------------------------------------------

Balance Sheet Data:                                       Mar 31        Dec 31
in E millions                                               2004          2003
------------------------------------------------------------------------------
Trade receivables, net - third party and affiliates          653           571           14
Plus: Inventories                                            414           410            1
Less: Trade payables - third party and affiliates            490           468            5
------------------------------------------------------------------------------
Trade working capital                                        577           513           12

Short-term borrowings and current installments of
 long-term debt                                              228           117           95
Plus: Long-term debt                                         252           387          -35
------------------------------------------------------------------------------
Total debt                                                   480           504           -5
Less: Cash and cash equivalents                               76           117          -35
------------------------------------------------------------------------------
Net debt                                                     404           387            4

Total assets                                               5,403         5,399            0
Shareholders' equity                                       2,141         2,048            5
--------------------------------------------------------------------------------------------


Other Data:                                                                            Chg.
in E millions                                            Q1 2004       Q1 2003         in %
--------------------------------------------------------------------------------------------
Operating margin(3)                                          2.8%          6.2%
Earnings from continuing operations before tax
 and minority interests as a percentage of net sales         5.0%          8.2%
Depreciation and amortization expense                         58            66          -12
Capital expenditures                                          35            38           -8
Number of employees on a continuing basis
 (end of period) in thousands                                9.3          10.1           -8
--------------------------------------------------------------------------------------------

(1)   Refer to "Basis of Presentation"

(2) Per-share data are based on diluted average shares outstanding in each period

(3)   Defined as operating profit (loss) as a % of net sales

      n.m.  = not meaningful

Page: 7 of 22                                                     [LOGO]Celanese
Date: May 13, 2004

Consolidated Statements of Operations
                                                                                    Chg
in E millions                                           Q1 2004      Q1 2003        in %
----------------------------------------------------------------------------------------
Net sales                                                   995        1,060          -6
  Cost of sales                                            (816)        (872)         -6
-----------------------------------------------------------------------------
Gross profit                                                179          188          -5


  Selling, general and administrative expense              (110)        (102)          8
  Research and development expense                          (19)         (18)          6
  Special charges                                           (22)          (1)       >100
  Foreign exchange loss                                       0           (1)       -100
  Gain on disposition of assets                               0            0           0
-----------------------------------------------------------------------------
Operating profit                                             28           66         -58


  Equity in net earnings of affiliates                        9           10         -10
  Interest expense                                           (5)         (11)        -55
  Interest income                                             4            5         -20
  Other income (expense), net                                14           17         -18
-----------------------------------------------------------------------------
Earnings from continuing operations
  before tax and minority interests                          50           87         -43


  Income tax provision                                      (15)         (29)        -48
-----------------------------------------------------------------------------
Earnings from continuing operations
  before minority interests                                  35           58         -40


  Minority interests                                          0            0           0
-----------------------------------------------------------------------------
Earnings from continuing operations                          35           58         -40


  Earnings (loss) from operation of discontinued
  operations (including gain on disposal of
  discontinued operations)                                    7          (10)       n.m.
  Related income tax benefit                                 12            3        >100
-----------------------------------------------------------------------------
  Earnings (loss) from discontinued operations               19           (7)       n.m.
  Cumulative effect of changes in acct. principles(1)         0           (1)       -100
-----------------------------------------------------------------------------
Net earnings                                                 54           50           8
----------------------------------------------------------------------------------------



Earnings (loss) per Share (EPS)(2)
                                                                                    Chg
in E                                                    Q1 2004      Q1 2003        in %
----------------------------------------------------------------------------------------
Basic EPS:
Earnings from continuing operations                        0.71         1.16         -39
Earnings (loss) from discontinued operations               0.38        (0.14)       n.m.
Cum. effect of changes in accounting principles(1)         0.00        (0.02)         00
-----------------------------------------------------------------------------
Net earnings                                               1.09         1.00           9
Basic average shares outstanding (thousands)             49,321       49,817          -1


Diluted EPS:
Earnings from continuing operations                        0.71         1.16         -39
Earnings (loss) from discontinued operations               0.38        (0.14)       n.m.
Cum. effect of changes in accounting principles(1)         0.00        (0.02)
-----------------------------------------------------------------------------
Net earnings                                               1.09         1.00           9
Diluted average shares outstanding (thousands)           49,712       49,817           0
----------------------------------------------------------------------------------------

(1)   Refer to "Basis of Presentation"

(2) Per-share data are based on weighted average shares outstanding in each period

Page: 8 of 22                                                     [LOGO]Celanese
Date: May 13, 2004

      In the first quarter of 2004, net sales decreased by 6% to E995 million compared to E1,060 million for the same period in 2003. This decrease is primarily due to unfavorable currency effects relating mainly to the stronger euro versus the U.S. dollar in 2004 and the transfer of the European oxo business to a joint venture in the fourth quarter of 2003. These factors more than offset the volume increases in all the segments.

      Cost of sales decreased by E56 million to E816 million in the first quarter 2004 from E872 million in the comparable period last year, primarily reflecting currency movements and the absence of the European oxo business. Higher raw materials costs and the effects of increased volumes partly offset these factors. Cost of sales as a percentage of net sales remained flat at 82%.

      Selling, general and administrative expense increased by E8 million to E110 million compared to E102 million for the same period last year. Unlike the first quarter of 2003, the comparable period in 2004 did not benefit from E15 million of income from stock appreciation rights. Favorable currency movements partially offset this effect.

      Special charges of E22 million recorded in the quarter primarily represents expenses for advisory services related to the tender offer by Blackstone.

      Operating profit declined in the first quarter of 2004 to E28 million compared to E66 million in the first quarter of 2003. The favorable effect of higher volumes was offset by higher raw material costs, special charges, the absence of income from stock appreciation rights, as well as unfavorable currency movements. Operating profit declined also due to E8 million of spending associated with productivity initiatives, primarily in the Chemical Products segment. Stock appreciation rights had no effect on operating profit in the first quarter of 2004, as the share price remained relatively flat whereas in the first quarter of 2003, operating profit included E17 million of income as a result of a decline in the share price.

      In the first quarter, interest expense decreased by E6 million to E5 million compared to E11 million for the same period in 2003 primarily due to lower average debt levels and currency translation effects.

      Other income(expense), net decreased by E3 million to E14 million for the first quarter 2004 compared to E17 million for the comparable period last year. Dividend income from investments accounted for under the cost method decreased by E2 million to E11 million in the first quarter of 2004 from E13 million from the same period in 2003.

      Celanese recognized income tax expense of E15 million based on an annual effective tax rate of 30% in the first quarter of 2004 compared to E29 million based on an annual effective tax rate of 33% for the same period in 2003. The decrease in the annual effective tax rate is the result of higher than expected earnings in low tax jurisdictions.

Page: 9 of 22                                                     [LOGO]Celanese
Date: May 13, 2004

      Earnings (loss) from discontinued operations increased by E26 million to earnings of E19 million for the first quarter 2004 compared to a loss of E7 million for the comparable period last year, reflecting primarily an E11 million gain and a E10 million tax benefit associated with the sale of the acrylates business in 2004. The tax benefit is mainly attributable to the utilization of a capital loss carryover benefit that had been previously subject to a valuation allowance.

      Net earnings increased to E54 million, or E1.09 per share, compared to net earnings of E50 million, or E1.00 per share, in the first quarter of 2003.

Page: 10 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

Consolidated Balance Sheets
                                                            Mar 31      Dec 31
in E millions                                                 2004        2003
--------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                     76         117
  Receivables, net:
   Trade receivables, net - third party and affiliates         653         571
   Other receivables                                           463         466
  Inventories                                                  414         410
  Deferred income taxes                                         56          53
  Other assets                                                  31          41
  Assets of discontinued operations                             16         130
--------------------------------------------------------------------------------
Total current assets                                         1,709       1,788


  Investments                                                  451         444
  Property, plant and equipment, net                         1,349       1,354
  Deferred income taxes                                        504         478
  Other assets                                                 490         458
  Intangible assets, net                                       900         877
--------------------------------------------------------------------------------
Total assets                                                 5,403       5,399
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings and current
   installments of long-term debt                              228         117
  Accounts payable and accrued liabilities:
   Trade payables - third party and affiliates                 490         468
   Other current liabilities                                   622         727
  Deferred income taxes                                          8          15
  Income taxes payable                                         246         211
  Liabilities of discontinued operations                        14          24
--------------------------------------------------------------------------------
Total current liabilities                                    1,608       1,562


  Long-term debt                                               252         387
  Deferred income taxes                                         78          79
  Benefit obligations                                          931         922
  Other liabilities                                            379         387
  Minority interests                                            14          14
  Shareholders' equity:
   Common stock                                                140         140
   Additional paid-in capital                                2,541       2,540
   Retained earnings (deficit)                                  37         (17)
   Accumulated other comprehensive loss                       (459)       (497)
   Treasury stock at cost                                     (118)       (118)
--------------------------------------------------------------------------------
  Shareholders' equity                                       2,141       2,048
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                   5,403       5,399
--------------------------------------------------------------------------------

Page: 11 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

      The majority of Celanese's assets and liabilities are denominated in currencies other than the euro, principally the U.S. dollar. Balance sheet positions increased due to foreign exchange translation, as the U.S. dollar strengthened against the euro by 3% in the first quarter of 2004.

      Net debt increased by 4% to E404 million as of March 31, 2004 from E387 million as of December 31, 2003. The increase primarily reflects lower levels of cash and cash equivalents as well as unfavorable currency movements, partly offset by net repayments of E34 million of debt.

      Other current liabilities decreased by E105 million to E622 million, primarily due to the payment of a E76 million obligation to a third party as well as payments of E38 million associated with the exercising of stock appreciation rights.

      Benefit obligations increased by E9 million to E931 million in the first quarter of 2004 from E922 million at the end of 2003. This increase is primarily due to currency movements and additional pension expenses. This was largely offset by a first quarter contribution to the U.S. qualified pension plan of E26 million and benefit payments.

      As of March 31, 2004, Celanese had approximately 100,000 stock appreciation rights outstanding. There were 3.0 million stock appreciation rights exercised during the first quarter of 2004. The stock appreciation rights exercised resulted in total payments of E42 million, of which E10 million was paid in the second quarter of 2004.

      There were 49,321,468 shares outstanding as of March 31, 2004, unchanged from December 31, 2003. As of March 31, 2004, Celanese had 1,143,100 stock options outstanding. Expense associated with stock options was approximately E1 million for the first quarter of 2004.

Page: 12 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

Consolidated Statements of Shareholders' Equity
                                                                                   Accumulated
                                                                                      Other
                                                                                     Compre-                 Total
                                                           Additional    Retained     hensive               Share-
                                                  Common    Paid-in-     Earnings     Income    Treasury    holders'
in E millions                                      Stock     Capital     (Deficit)    (Loss)      Stock      Equity
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002                        140       2,496        (126)       (401)       (104)      2,005
Comprehensive income (loss), net of tax:
     Net earnings                                                            50                                  50
     Other comprehensive loss:
         Foreign currency translation                                                   (25)                    (25)
         Unrealized loss on derivative contracts                                         (1)                     (1)
                                                                                      -----                   -----
         Other comprehensive loss                                                       (26)                    (26)
                                                                                                              -----
Comprehensive income                                                                                             24
Amortization of deferred compensation                             1                                               1
Purchase of treasury stock                                                                           (9)         (9)
-------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2003                           140       2,497         (76)       (427)       (113)      2,021

Comprehensive income (loss), net of tax:
     Net earnings                                                            81                                  81
     Other comprehensive income (loss):
         Unrealized gain on securities                                                    3                       3
         Foreign currency translation                                                   (89)                    (89)
         Additional minimum pension liability                                            10                      10
         Unrealized gain on derivative contracts                                          6                       6
                                                                                      -----                   -----
         Other comprehensive loss                                                       (70)                    (70)
                                                                                                              -----
Comprehensive income                                                                                             11
Dividends (E0.44 per share)                                                 (22)                                (22)
Amortization of deferred compensation                             4                                               4
Settlement of demerger liability                                 39                                              39
Purchase of treasury stock                                                                           (5)         (5)
-------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003                        140       2,540         (17)       (497)       (118)      2,048

Comprehensive income (loss), net of tax:
     Net earnings                                                            54                                  54
     Other comprehensive income:
         Unrealized gain on securities                                                    6                       6
         Foreign currency translation                                                    32                      32
                                                                                      -----                   -----
         Other comprehensive income                                                      38                      38
                                                                                                              -----
Comprehensive income                                                                                             92
Amortization of deferred compensation                             1                                               1
-------------------------------------------------------------------------------------------------------------------
Balance at March 31, 2004                           140       2,541          37        (459)       (118)      2,141
-------------------------------------------------------------------------------------------------------------------

Page: 13 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

Consolidated Statements of Cash Flows


in E millions                                                Q1 2004     Q1 2003
--------------------------------------------------------------------------------
Operating activities of continuing operations:
  Net earnings                                                    54         50
  (Earnings) loss from discontinued operations, net              (19)         7
  Cumulative effect of changes in accounting principles            0          1
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Special charges, net of amounts used                            15        (28)
  Depreciation and amortization                                   58         66
  Change in equity of affiliates                                   2          5
  Deferred income taxes                                          (14)         4
  Gain on disposition of assets, net                               0         (4)
  (Gain) loss on foreign currency                                (20)        35
  Changes in operating assets and liabilities:
   Trade receivables, net - third party and affiliates           (69)       (61)
   Other receivables                                             (35)         9
   Inventories                                                     5        (12)
   Trade payables - third party and affiliates                    (6)         9
   Other liabilities                                             (95)       (48)
  Income taxes payable                                            31        (18)
  Other, net                                                       7         (1)
--------------------------------------------------------------------------------
Net cash (used in) provided by operating activities              (86)        14


Investing activities of continuing operations:
  Capital expenditures on property plant and equipment           (35)       (38)
  Proceeds on sales of assets                                      0          6
  Proceeds and payments of borrowings from
   disposal of discontinued operations                           111          0
  Proceeds from sale of marketable securities                     34         24
  Purchases of marketable securities                             (34)       (32)
  Distributions from affiliates                                    1          0
  Other, net                                                       0         (1)
--------------------------------------------------------------------------------
Net cash provided by (used in) investing activities               77        (41)

Page: 14 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

Financing activities of continuing operations:
  Short-term borrowings, net                                     (12)       (12)
  Payments of long-term debt                                     (22)        (1)
  Purchase of treasury stock                                       0         (9)
--------------------------------------------------------------------------------
Net cash used in financing activities                            (34)       (22)


  Exchange rate effects on cash                                    2          3
--------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                        (41)       (46)
--------------------------------------------------------------------------------


Cash and cash equivalents at beginning of year                   117        118
--------------------------------------------------------------------------------
Cash and cash equivalents at end of period                        76         72
--------------------------------------------------------------------------------


Net cash provided by (used in) discontinued operations:
  Operating activities                                          (111)         1
  Investing activities                                           111         (1)
--------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations             0          0
--------------------------------------------------------------------------------


      Cash flow used in operating activities increased by E100 million for the first quarter of 2004 compared to the same period in 2003. This increase primarily represents the payment of a E76 million obligation to a third party as well as payments of E38 million associated with the exercising of stock appreciation rights. These factors were partly offset by a decline in payments associated with bonus, restructuring and income taxes. The hedging of foreign currency intercompany net receivables partially offset favorable currency effects on net earnings of E23 million and resulted in a E20 million cash outflow in 2004. This compares to a cash inflow of E68 million in 2003.

      Net cash provided by investing activities was E77 million for the first quarter of 2004 compared to cash used of E41 million for the same period in 2003. The increased cash inflow of E118 million primarily resulted from the receipt of E111 million associated with the sale of the acrylates business as well as greater net proceeds of E8 million from the sale of marketable securities. Partially offsetting these cash increases were E6 million in lower proceeds on sales of assets.

      Net cash used in financing activities was E34 million in the first quarter of 2004 compared to E22 million for the same period in 2003. The increase in cash used by financing activities in 2004 primarily reflects E21 million of higher net payments of debt, partly offset by the E9 million purchase of treasury stock in the first quarter of 2003.

Factors Affecting First-Quarter 2004 Segment Sales

in percent                       Volume     Price   Currency     Other     Total
--------------------------------------------------------------------------------
   Chemical Products                  5         2         -9        -6        -8
   Acetate Products                  20         0        -17         0         3
   Technical Polymers Ticona         11        -4         -8         0        -1
   Performance Products               8       -13         -3         0        -8
--------------------------------------------------------------------------------
   Segment total                      8         0        -10        -4        -6
--------------------------------------------------------------------------------

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Date: May 13, 2004

Net Sales
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                          655            715             -8
  Acetate Products                           137            133              3
  Technical Polymers Ticona                  182            183             -1
  Performance Products                        35             38             -8
----------------------------------------------------------------
Segment total                              1,009          1,069             -6
  Other activities                             9             10            -10
  Intersegment eliminations                  (23)           (19)            21
----------------------------------------------------------------
Total                                        995          1,060             -6
--------------------------------------------------------------------------------


Operating Profit (Loss)
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           38             46            -17
  Acetate Products                             7              2           >100
  Technical Polymers Ticona                   25             20             25
  Performance Products                         9             11            -18
----------------------------------------------------------------
Segment total                                 79             79              0
  Other activities                           (51)           (13)          >100
----------------------------------------------------------------
Total                                         28             66            -58
--------------------------------------------------------------------------------


Special Charges in Operating Profit (Loss)
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           (1)            (1)             0
  Acetate Products                             0              0              0
  Technical Polymers Ticona                   (1)             0           n.m.
  Performance Products                         0              0              0
----------------------------------------------------------------
Segment total                                 (2)            (1)           100
  Other activities                           (20)             0           n.m.
----------------------------------------------------------------
Total                                        (22)            (1)          >100
--------------------------------------------------------------------------------


Depreciation and Amortization Expense
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           31             36            -14
  Acetate Products                            11             12             -8
  Technical Polymers Ticona                   13             14             -7
  Performance Products                         1              2            -50
----------------------------------------------------------------
Segment total                                 56             64            -13
  Other activities                             2              2              0
----------------------------------------------------------------
Total                                         58             66            -12
--------------------------------------------------------------------------------

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Date: May 13, 2004

Earnings (Loss) from Continuing Operations Before Tax and Minority Interests

                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           44             61            -28
  Acetate Products                             7              2           >100
  Technical Polymers Ticona                   37             28             32
  Performance Products                         9             11            -18
----------------------------------------------------------------
Segment total                                 97            102             -5
  Other activities                           (47)           (15)          >100
----------------------------------------------------------------
Total                                         50             87            -43
--------------------------------------------------------------------------------


Stock Appreciation Rights Income
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                            0              4           -100
  Acetate Products                             0              1           -100
  Technical Polymers Ticona                    0              5           -100
  Performance Products                         0              0              0
----------------------------------------------------------------
Segment total                                  0             10           -100
  Other activities                             0              7           -100
----------------------------------------------------------------
Total                                          0             17           -100
--------------------------------------------------------------------------------


Capital Expenditures
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
  Chemical Products                           12             23            -48
  Acetate Products                             7              6             17
  Technical Polymers Ticona                   15              8             88
  Performance Products                         0              0              0
----------------------------------------------------------------
Segment total                                 34             37             -8
  Other activities                             1              1              0
----------------------------------------------------------------
Total                                         35             38             -8
--------------------------------------------------------------------------------


Additional Information
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
Exchange rates (E/$):
  Period ending rate                      0.8181         0.9179            -11
  Average rate                            0.8002         0.9318            -14
--------------------------------------------------------------------------------

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Date: May 13, 2004


Chemical Products
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
Net sales                                    655            715             -8
Operating profit                              38             46            -17
Operating margin                             5.8%           6.4%
Special charges                               (1)            (1)             0
Earnings from continuing operations
   before tax and minority interests          44             61            -28
Depreciation and amortization                 31             36            -14
Capital expenditures                          12             23            -48
--------------------------------------------------------------------------------

      Chemical Products' net sales decreased by 8% to E655 million in 2004 from the comparable period last year as increased volumes (+5%) and higher selling prices (+2%) did not offset unfavorable currency movements (-9%) and the effects of the transfer of the European oxo business into a joint venture (-5%) as well as the sale of the acrylates business in 2004 (-1%).

      Volumes and pricing for most acetyl products, particularly vinyl acetate monomer, increased in most regions, due to a competitor outage and stronger overall demand.

      Operating profit decreased to E38 million in the first quarter from E46 million in the same period last year. Higher volumes and selling prices were partially offset by increased raw material costs. Operating profit also declined due to spending associated with productivity initiatives, increased energy costs, unfavorable currency effects, the transfer of the European oxo business, as well as the absence of income from stock appreciation rights.

      Operating profit as a percentage of sales decreased to 5.8% from 6.4% in the same period a year ago.

      Earnings from continuing operations before tax and minority interests declined to E44 million compared to E61 million in the first quarter in 2003 due to lower dividends from a Saudi Arabian investment, equity loss from the European oxo joint venture and decreased operating profit.

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Date: May 13, 2004


Acetate Products
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
Net sales                                    137            133              3
Operating profit                               7              2           >100
Operating margin                             5.1%           1.5%
Special charges                                0              0              0
Earnings from continuing operations
  before tax and minority interests            7              2           >100
Depreciation and amortization                 11             12             -8
Capital expenditures                           7              6             17
--------------------------------------------------------------------------------


      Acetate Products' net sales in the first quarter of 2004 increased by 3% to E137 million compared to the first quarter of 2003 as higher volumes (+20%) outweighed unfavorable currency movements (-17%). Average pricing remained unchanged.

      Volumes grew on higher sales of tow, particularly to China. This increase more than offset slightly lower filament volumes, primarily in Mexico.

      Operating profit rose to E7 million compared to E2 million in the same period last year on higher volumes of tow as well as productivity gains. These increases more than offset higher raw material costs and unfavorable currency movements.

      Operating profit as a percentage of sales increased to 5.1% compared to 1.5% in the same period last year.

      Earnings from continuing operations before tax and minority interests also improved to E7 million from E2 million in 2003 due to higher operating profit.

Page: 19 of 22                                                    [LOGO]Celanese
Date: May 13, 2004


Technical Polymers Ticona
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
Net sales                                    182            183             -1
Operating profit                              25             20             25
Operating margin                            13.7%          10.9%
Special charges                               (1)             0           n.m.
Earnings from continuing operations
  before tax and minority interests           37             28             32
Depreciation and amortization                 13             14             -7
Capital expenditures                          15              8             88
--------------------------------------------------------------------------------


      Net sales for Ticona decreased by 1% to E182 million compared to the first quarter of last year as higher volumes (+11%) did not offset unfavorable currency movements (-8%) and lower selling prices (-4%).

      Volumes increased in most business lines, particularly in polyacetal and Vectra(R) liquid crystal polymers. Polyacetal volumes grew in North America and Europe on sales to new end uses and higher sales to the North American automotive market. Volumes for Vectra rose due to new commercial applications in North America and Europe and stronger sales to the electrical/electronics industry. Pricing declined as lower priced products constituted a higher percentage of sales and competitive pressure continued from Asian imports of polyacetal into North America.

      Operating profit increased to E25 million versus E20 million in the same period last year due to higher volumes, lower average production costs for Vectra, and reduced spending, partly resulting from the closure of the Telford, UK production facility in 2003. This increase was partially offset by lower pricing, energy costs as well as the absence of E5 million of income from stock appreciation rights.

      Operating profit as a percentage of sales increased to 13.7% compared to 10.9% in the comparable quarter last year.

      Earnings from continuing operations before tax and minority interests increased to E37 million compared to E28 million in the same period in 2003. This increase resulted from the higher operating profit and improved equity earnings from Polyplastics and Fortron Industries due to increased sales volumes.

Page: 20 of 22                                                    [LOGO]Celanese
Date: May 13, 2004


Performance Products
                                                                          Chg.
in E millions                            Q1 2004        Q1 2003           in %
--------------------------------------------------------------------------------
Net sales                                     35             38             -8
Operating profit                               9             11            -18
Operating margin                            25.7%          28.9%
Special charges                                0              0              0
Earnings from continuing operations before tax
  and minority interests                       9             11            -18
Depreciation and amortization                  1              2            -50
Capital expenditures                           0              0              0

--------------------------------------------------------------------------------


      Net sales for the Performance Products segment, which consists of the Nutrinova food ingredients business, decreased by 8% to E35 million due to price decreases (-13%) and currency effects (-3%), which were partially offset by increased volumes (+8%).

      Pricing for Sunett(R) sweetener declined on lower unit selling prices associated with higher volumes to major customers, an overall price decline in the high intensity sweetener market, and the anticipated expiration of the European and U.S. production patents in 2005.

      Increased Sunett volumes reflected strong growth from new and existing applications in the U.S. and European beverage and confectionary markets. In sorbates, pricing and volume pressure from Asian producers continued due to worldwide overcapacity. We expect these conditions for both products to continue throughout 2004. The unfavorable currency effect mainly reflected the U.S. dollar denominated sales, of which a greater percentage were unhedged in 2004.

      Operating profit and earnings from continuing operations before tax and minority interests declined to E9 million compared to E11 million in the same period last year, primarily due to lower pricing. Higher Sunett volumes partly offset this decline.

      Operating profit as a percentage of net sales decreased to 25.7% from 28.9% in the comparable period last year.

Page: 21 of 22                                                    [LOGO]Celanese
Date: May 13, 2004


      Other Activities

      Net sales for Other Activities decreased by E1 million to E9 million in the first quarter of 2004 from E10 million for the same period last year, primarily due to unfavorable currency movements.

      The operating loss of Other Activities increased to E51 million in the first quarter of 2004 compared to E13 million for the same period last year. This increase was primarily due to special charges of E20 million mainly related to advisory services associated with the tender offer by Blackstone. Also contributing to this decline were the absence of income from stock appreciation rights of E7 million as well as lower earnings from the captive insurance companies.


   Outlook

      We are seeing signs of recovery in many of the markets we serve, as volumes in most of our business segments have continued to increase since the start of the year. We remain cautious, however, on the sustainability of this pick up in demand, given the lack of visibility concerning order patterns later in the year.

      We expect that raw material costs, especially those for natural gas, will remain at high levels in the second quarter. In this environment, we are renewing our efforts to increase prices, enhance productivity and reduce costs.

      Given these factors, we continue to expect that our operating profit in the first half of this year will be lower than the operating profit in the same period last year when substantial insurance recoveries were recorded. Absent the effect of these insurance recoveries, operating profit is likely to be comparable to that of a year ago.



      The Board of Management
      Kronberg/Ts.
      May 13, 2004

Page: 22 of 22                                                    [LOGO]Celanese
Date: May 13, 2004

Forward-looking statements: Any statements contained in this report that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe," "estimate," "intend," "may," "will," "expect," "plan" and "project" and similar expressions as they relate to Celanese or its management are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements in this report are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Important factors include, among others, changes in general economic, business and political conditions, fluctuating exchange rates, the actual and expected length and depth of product and industry business cycles, changes in the price and availability of raw materials, actions which may be taken by competitors, application of new or changed accounting standards or other government agency regulations, the impact of tax legislation and regulations in jurisdictions in which Celanese operates, the timing and rate at which tax credit and loss carryforwards can be utilized, changes in the degree of patent and other legal protection afforded to Celanese's products, potential disruption or interruption of production due to accidents or other unforeseen events, delays in the construction of facilities, potential liability for remedial actions under existing or future environmental regulations and potential liability resulting from pending or future litigation, the completion of the Blackstone tender offer, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange Commission. Celanese AG does not assume any obligation to update these forward-looking statements, which speak only as of their dates.



Upcoming events

      The Annual General Meeting will be held on June 15, 2004 in Oberhausen, Germany. The Report on the second quarter 2004 will be published on August 10, 2004.


Investor Relations

   Todd Elliott
   Phone:  +49 69 305 83199    Fax:  +49 69 305 83195
   T.Elliott@Celanese.com

   Andrea Stine
   Phone:  +1 908 522 7784     Fax:  +1 908 522 7583
   A.Stine@Celanese.com

   Oliver Stratmann
   Phone:  +49 69 305 4139     Fax:  +49 69 305 83195
   O.Stratmann@Celanese.com